November 15, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, DC 20549-4631

Attention:  W. John Cash, Branch Chief

Re:	Carpenter Technology Corporation
Form 10-K for Fiscal Year Ended June 30, 2013
Filed August 23, 2013
File No. 1-5828

Ladies and Gentlemen:

We provide below responses to the Staff’s comment letter dated October 21, 2013.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments (in bold face type) followed by our response.

Unless the context requires otherwise, references to we, our, us, Carpenter or the Company in the responses below refer to Carpenter Technology Corporation.

Form 10-K for the Fiscal Year Ended June 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Performance Overview, page 24

1.                      Please revise future filings to clarify that the amount you indicate as “EBITDA” on page 24 is “Adjusted EBITDA”, based on the disclosures on page 41

Carpenter Response

In response to the Staff’s comment, we will revise our disclosures in future filings, to clarify our references to “EBITDA” as “Adjusted EBITDA.”

Financial Statements

Impairment of Long-Lived Assets, page 60

2.                      We note your accounting policy states “the amount of the impairment loss is the excess of the carrying amount of the impaired assets over the fair value of the assets based upon undiscounted future cash flows.” If accurate, please confirm to us, and clarify in future filings, here and on page 42, that although you determine whether an impairment loss exists using undiscounted future cash flows, you determine the amount of an impairment loss by comparing the carrying amount of the impaired assets over the fair value of the assets based upon discounted future cash flows. Otherwise, please explain to us how your determination of fair value complies with ASC 360-10-35-36.

Carpenter Response

In response to the Staff’s comment, we confirm to the Staff and will clarify in future filings that although we determine whether an impairment loss exists using undiscounted cash flows, we determine the amount of any impairment loss by comparing the carrying amounts of the impaired assets to the fair value of the assets based upon discounted future cash flows.

Note 10 — Pension and Other Postretirement Benefits, page 72

3.                      We note your net periodic pension costs disclosed in footnote 10, equal the amounts presented and discussed in MD&A on page 23. It appears you are expensing all net periodic pension costs directly to cost of sales and selling, general and administrative expenses. As the majority of your pension costs are included in cost of sales and appear to relate to manufacturing operations, please explain to us why you are not capitalizing some portion of your net periodic pension costs in inventory each period.

Carpenter Response

In response to the Staff’s comment, a portion of our net periodic pension and other postretirement plan (“OPEB”) benefit costs are capitalized in  inventory. We note that the net impact on the net periodic  pension and OPEB benefit costs of amounts capitalized in beginning and ending inventories in the periods has not been considered material for disclosure purposes.

For further information in response to the Staff’s comment, the amounts included in cost of sales related to changes in amounts capitalized in beginning and ending inventories related to periodic pension and OPEB benefit costs would have increased or (decreased) the amounts disclosed and discussed in MD&A for the fiscal years ended June 30, 2013, 2012 and 2011 by $0.5 million, $(0.8) million and $(1.1) million, respectively.  The Company regularly reviews the impact of the amounts included in inventory and will begin to disclose  the impact of capitalized periodic pension and OPEB benefit costs in future filings beginning with our Form 10-Q for the quarter ending December 31, 2013.

In addition, in the process of preparing the response to the Staff’s comment above, the Company determined that only certain components of net periodic pension and OPEB benefit costs  plans were being capitalized as a component of inventory. Certain components of the net periodic pension and OPEB benefit costs related to both active manufacturing employees and former manufacturing employees have been expensed rather than being capitalized as a component of inventoriable costs. Approximately 40 percent of the pension and OPEB benefits cost components, excluding the service cost component, are related to active employees. Beginning in the quarter ended December 31, 2013, the Company plans to include all components of pension and OPEB benefits costs related to current manufacturing employees as a component of inventoriable costs and will continue to expense the net periodic pension and OPEB benefits costs related to former manufacturing employees directly to cost of sales as a period cost. The Company completed an analysis of the impact of making such a change and determined that the change would not have a material impact on previously reported amounts of inventory, cost of sales, or overall financial results in any prior period.

In connection with our responses to the Staff’s comments, we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  the Staff’s comments, and our changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to a filing; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please feel free to contact the undersigned at (610) 208-4406.

Sincerely,

/s/ Tony R. Thene
Tony R. Thene
Senior Vice President and
Chief Financial Officer